SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM 11-K

         Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


(Mark One)

(x)      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For The Fiscal Year Ended December 31, 2002

                                    OR

( )      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
         THE SECURITIES EXCHANGE ACT OF 1934

         For The Transition Period From _________ to _________

                          Commission File Number 1-1105

                                   AT&T Corp.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          AT&T OF PUERTO RICO, INC. LONG TERM SAVINGS AND SECURITY PLAN

B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   AT&T CORP.
                      One AT&T Way, Bedminster, NJ  07921

AT&T of Puerto Rico, Inc.
Long Term Savings and
Security Plan
Financial Statements
as of December 31, 2002 and 2001
and for the year ended December 31, 2002 and Supplemental Schedule as of December 31, 2002

AT&T of Puerto Rico, Inc.
Long Term Savings and Security Plan
Content to Financial Statements and Supplemental Schedule
--------------------------------------------------------------------------------

                                                                       Page(s)

Report of Independent Accountants........................................1

Financial Statements

Statements of Net Assets Available for Benefits
   as of December 31, 2002 and 2001......................................2

Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 2002..................................3

Notes to Financial Statements..........................................4-8

Supplemental Schedule

Schedule of Assets (Held at End of Year)
   as of December 31, 2002...............................................9

                        Report of Independent Accountants


To the Participants and Administrator of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan:


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (the "Plan") as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





PRICEWATERHOUSECOOPERS LLP


July 14, 2003

AT&T of Puerto Rico, Inc
Long Term Savings and Security Plan
Statements of Net Assets Available for Benefits
As of December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                          2002          2001
(Thousands of Dollars)

Assets
Investments, at fair value:
  Investments in Group Trust                            $ 1,181       $ 1,640
  Participant loans receivable                              115            90
                                                        -------       -------
       Total investments                                  1,296         1,730

Interfund receivable                                          1             2
Dividends and interest receivable                             1             1
Other receivable                                              6             -
                                                        -------       -------
       Total assets                                       1,304         1,733
                                                        -------       -------

Liabilities
Interfund payables                                            1             2
                                                        -------       -------
       Total liabilities                                      1             2
                                                        -------       -------
       Net assets available for benefits                $ 1,303       $ 1,731
                                                        -------       -------



   The accompanying notes are an integral part of these financial statements.

AT&T of Puerto Rico, Inc.
Long Term Savings and Security Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002
--------------------------------------------------------------------------------

(Thousands of Dollars)                                          Total

Net assets available for benefits, January 1, 2002            $  1,731
                                                              --------
Allotments, contributions and tansfers
  Employee allotments                                              131
  Employing company contributions                                   68
  Transfers of participants' balances from other plans, net        152
                                                              --------
                                                                   351
                                                              --------

Investment income (loss):
  Dividends                                                          3
  Interest                                                          41
  Net depreciation in fair value of investments                   (243)
                                                              --------
                                                                  (199)
                                                              --------
Distributions to participants                                     (579)
Administrative expenses                                             (1)
                                                              --------
                                                                  (580)
                                                              --------
       Net decrease                                               (428)
                                                              --------
       Net assets available for benefits,
         December 31, 2002                                    $  1,303
                                                              --------


   The accompanying notes are an integral part of these financial statements.

AT&T of Puerto Rico, Inc.
Long Term Savings and Security Plan
Notes to Financial Statements
For the Year Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.       Plan Description

         The AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan (the "Plan" or "PRLTSSP") is a defined contribution plan established by AT&T Corp. ("AT&T") to provide a convenient way for non-management employees (i.e., employees who are not a salaried management employee and whose positions are subject to automatic wage progression) to save on a regular and long-term basis. The PRLTSSP participates in a master trust (the "Group Trust"), for the investment of the pooled assets of various funds. Each participating plan has an undivided interest in the Group Trust.

         An eligible employee enters the Plan by authorizing a payroll allotment to invest their contributions in one or more of the twenty-six (26) different funds, in 10% increments. In 2001, the AT&T Wireless Stock Fund and the Liberty Media Stock Fund were no longer employer securities and were frozen for additional employee contributions.

         On November 18, 2002, AT&T spun-off AT&T Broadband to AT&T shareholders of record as of November 15, 2002. Immediately after the spin-off, AT&T Broadband combined with the Comcast Corporation. For each share of AT&T Corp. common stock, shareholders received .3235 shares of Comcast Corporation Class A common stock as of the close on November 15, 2002. As a result, a Comcast Stock Fund was added to the Group Trust in November 2002. The Comcast Stock Fund is not an employer security and is frozen to employee contributions.

         Other receivable line item on the statement of net assets available for benefits relates to securities sold for which cash has not been received.

         Employee allotments of 2% to 16% of salary may be authorized. An employee may designate allotments as pre-tax allotments or after-tax allotments. All participant contributions and earnings thereon are immediately vested and are not subject to forfeiture. Pre-tax contributions may be made up to the Puerto Rico Department of Treasury limit of $8,000 in 2002. After one year of service, the employing company (AT&T or any subsidiary of AT&T participating in the Plan) will contribute an amount equal to 66-2/3% of the first 6% of the employee's salary allotment. Employing company contributions are made in accordance with the participant's elected investment direction. Employing company contributions and earnings thereon are vested after five years of credited service.

         Loans are available to all participants in an amount not less than $1,000, up to a maximum of the lesser of $50,000 minus the participant's highest outstanding loan balance in the last twelve (12) months or 50% of the participant's vested account balance. Upon default, participants are considered to have received a distribution and are subject to income taxes on the distributed amount. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participant Loan Account. The term of the loan shall not exceed fifty-six (56) months. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate on the last business day of the month preceding the month in which the loan was initiated. Interest rates are fixed for the term of the loan. Interest rates on participant loans outstanding as of December 31, 2002 range from 4.25 percent to 9.50 percent. Principal and interest are paid through payroll deductions or participant-initiated payments.

         When a participant terminates employment, the entire vested amount in the participant's account will be distributed in a single payment or in annual retiree withdrawals, as directed by the participant, if the amount to be distributed is less than $5,000. However, if the amount to be distributed exceeds $5,000, and the participant does not request the distribution, the participant's account shall remain in the Plan and may be distributed at the participant's request, or as minimum required distributions when the participant attains age 70-1/2, or upon the participant's death, whichever is earlier. When a participant dies, the participant's beneficiary or beneficiaries may elect their share of the participant's account balance as a single payment or as a transfer to a PRLTSSP account in their own name.

         Participant forfeitures in 2002 were $1,211. The total forfeited non-vested account as of December 31, 2002 is $4,085. This account will be used to reduce future employer contributions. During 2002, there were no reductions in employer contributions due to forfeited non-vested accounts.

         For a complete description of the Plan, participants should refer to the Plan Prospectus. The Plan is subject to the provisions of the Employee Retirement Income Savings Act of 1974 ("ERISA").

2.       Accounting Policies

         Basis of accounting
         The financial statements of the Plan are prepared under the accrual method of accounting.

         Payment of benefits
         Benefits are recorded when paid.

         Valuation of investments
         Income and assets of the Group Trust are allocated to the Plan based on participant balances. The net asset value of the Group Trust is calculated by the Trustee. The Trustee determines the value of the underlying assets in the investment manager portfolios, taking into account values supplied by a generally accepted pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, values of comparable property, appraisals or other relevant information. Investments in AT&T common shares and other securities listed on national stock exchanges are carried at fair value determined on the basis of the last published sales price per share on December 31, or, if no sales were made on that date, at the last published sales price on the next preceding day on which sales were made. Securities traded in over-the-counter markets are carried at fair value based on the last bid prices or closing prices on December 31, as listed in published sources if available or, if not available, from other sources considered reliable. Contracts with insurance companies and financial institutions, which are fully benefit responsive, are carried at contract value (representing contributions made under the contracts plus accumulated interest at the contract rates). All other investments are carried at the fair value on the close of business on December 31. Participant loans receivable are valued at cost which approximates fair value. Participant loans are not part of the Group Trust.

         Purchases and sales of investments
         Purchases and sales of securities are recorded as of the trade dates.

         Investment income
         Dividend income is recorded on securities held as of the ex-dividend dates. Interest income is recorded on the accrual basis.

         Net appreciation (depreciation) in the fair value of investments
         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

         Use of estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The most significant estimates relate to the valuation of the investments.

         Risks and uncertainties
         Investments held by the Group Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.       Tax Status

         The Puerto Rico Department of Treasury has determined and informed AT&T by letter dated May 31, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Income Tax Act of 1954 (the "Act"). The Plan has been amended since receiving the determination letter. The Plan administrator, however, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Act.

4.       Concentrations of Investment Risk

         At December 31, 2002, Plan participants' accounts, which are invested in the investment options mentioned herein, were exposed to market risk in the event of a significant decline in the value of AT&T Corp. stock, Liberty Media stock, AT&T Wireless stock and/or Comcast stock.

5.       Plan Termination

         Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan provides that the net assets are to be distributed to participating employees in amounts equal to their respective interest in such assets.

6.       Plan Expenses

         Plan participants share the recordkeeping, accounting, and other administrative costs of the Plan with the employing company. Brokerage, investment manager and trustee fees are paid by the Plan, and are primarily reflected in the calculation of a fund's net asset value per unit.

7.       Group Trust Investments

         The following table presents the investments in the Group Trust held by Fidelity Management Trust Company ("FMTC") at December 31, 2002 and 2001 (in thousands of dollars except for percentages).

         Type of Group Trust investments                   2002        2001
         Asset Allocation Strategies                  $  476,869   $  664,756
         Index Funds                                     269,382      322,792
         AT&T Custom Funds                             3,601,076    3,989,842
         Mutual Funds                                  1,969,665    2,660,141
         Stock Funds                                     830,588    2,154,884
                                                      ----------   ----------
         Total Group Trust Investments                $7,147,580   $9,792,415
                                                      ----------   ----------


                                                          As of December 31,
                                                       -----------------------
         Allocation of Group Trust investments           2002           2001
         AT&T Long Term Savings Plan for Management
           Employees                                   82.5368%       72.9679%
         AT&T Long Term Savings and Security Plan      17.2603%       14.7674%
         AT&T Retirement Savings and Profit Sharing
           Plan                                         0.1000%        0.0812%
         AT&T of Puerto Rico, Inc. Long Term Savings
           Plan for Management Employees                0.0864%        0.0705%
         AT&T of Puerto Rico, Inc. Long Term Savings
           and Security Plan                            0.0165%        0.0167%
         AT&T Broadband Long Term Savings Plan                *       12.0963%

         *Plan was not a part of the Group Trust at December 31, 2002.

                                                                  For the
                                                                Year Ended
                                                             December 31, 2002

         Net depreciation in fair value of
           Group Trust investments
         Asset Allocation Strategies                         $    (56,775)
         Index Funds                                              (31,411)
         AT&T Custom Funds                                       (264,578)
         Mutual Funds                                            (587,001)
         Stock Funds                                             (721,205)
                                                             ------------
              Total net depreciation in fair value of
                Group Trust investments                      $ (1,660,970)
                                                             ------------

         Investment income
           Interest                                          $    172,388
           Dividends                                               10,743
                                                             ------------
                                                             $    183,131
                                                             ------------

8.       Related Party Transactions and Party-in-Interest

         Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research (FMR), the parent of FMTC. FMTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

         In addition, the Plan invests in common shares of AT&T Corp. Stock, which qualifies as a related party transaction. AT&T Wireless Stock and Liberty Media Stock qualified as related party transactions until AT&T Wireless Services, Inc. and Liberty Media Corporation split-off from AT&T Corp. on July 9, 2001 and August 10, 2001, respectively.

9.       Subsequent Events

         Effective January 1, 2003, the vesting period in employing company contributions for all participants will change from 100% vested after 5 years of service to 100% after 3 years of service.

         The AT&T Wireless Stock Fund and the Liberty Media Stock Fund were liquidated as of January 2003 and February 2003, respectively. Any balances remaining in these funds at the liquidation date were transferred to the AT&T Stable Value Fund.

AT&T of Puerto Rico, Inc.
Long Term Savings and Security Plan
Schedule of Assets (Held at End of Year)
As of December 31, 2002
--------------------------------------------------------------------------------

(Thousands of Dollars)

Name of Issuer and Title of Issue                     Cost          Value

Participant Loans Receivable (4.25% - 9.50%)        $     -       $    115
                                                    -------       --------

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                             AT&T OF PUERTO RICO, INC. LONG
                               TERM SAVINGS AND SECURITY PLAN

                             By Savings Plan Committee


                                /s/  Brian Byrnes
                                ------------------------------
                                Brian Byrnes
                                Secretary of the Savings Plan Committee

Date:  July 14, 2003

                                  Exhibit Index

Exhibit No.

    23            Consent of PricewaterhouseCoopers LLP

    99.1 Certification of Mirian M. Graddick-Weir, Executive Vice President and Chairperson, Savings Plan Committee and Robert Angelica, Chairman and Chief Executive Officer, AT&T Investment Management Corporation

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-50817) of AT&T Corp. of our report dated July 14, 2003 relating to the financial statements and supplemental schedule of the AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan, which appears in this Form 11-K.



PricewaterhouseCoopers LLP

New York, NY
July 14, 2003

                                                                    Exhibit 99.1
                                  CERTIFICATION



Each of the undersigned hereby certifies, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, in the undersigned's capacity as an officer of AT&T Corp. or its subsidiaries ("AT&T"), that, to the undersigned's knowledge, the respective Annual Reports on Form 11-K for the period ended December 31, 2002, for (i) AT&T Long Term Savings Plan for Management Employees,
(ii) AT&T Long Term Savings and Security Plan, (iii) AT&T Retirement Savings and Profit Sharing Plan, (iv) AT&T of Puerto Rico, Inc. Long Term savings Plan for Management Employees, and (v) AT&T of Puerto Rico, Inc. Long Term Savings and Security Plan each fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in each such report fairly presents, in all material respects the net assets available for benefits and changes in net assets available for benefits of the respective Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to each such Form 11-K. A signed original of this statement has been provided to AT&T and will be retained by AT&T and furnished to the Securities and Exchange Commission or its staff upon request.

                             By:  /s/ Mirian M. Graddick-Weir
                                  ------------------------------
                                      Mirian M. Graddick-Weir
                                      Executive Vice President and
                                        Chairperson, Savings Plan Committee

                                      June 30, 2003

                             By:  /s/ Robert Angelica
                                  ------------------------------
                                      Robert Angelica
                                      Chairman and Chief Executive
                                        AT&T Investment Management Corporation

                                      June 30, 2003